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BB 3/5

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SECURITI 12012350 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PEX GLOBAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 LEXINGTON AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK,	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH MERLO (212)588-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUIE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BD 3/14

AFFIRMATION

I, Kenneth Merlo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of PEX Global, Inc. for the fifteen months ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kenneth Merlo
Title: Chief Compliance Officer and Principal

Date: 2-27-12

Sworn to and subscribed before me
This 27th day of February, 2012

Notary Public

VERONICA CABA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CA6253710
Qualified in Kings County
Commission Expires Jan 3, 2016

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of financial condition.
(x)	(c)	Statement of income (loss).
(x)	(d)	Statement of cash flows.
(x)	(e)	Statement of changes in stockholders' equity.
(x)	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
(x)		Notes to Financial Statements
(x)	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
(x)	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
( )	(i)	Information relating to possession or control requirements for brokers and dealers under Rule 15c3-3.
( )	(j)	A reconciliation, including appropriate explanations, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
( )	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
(x)	(l)	An oath or affirmation.
( )	(m)	A copy of the Securities Investor Protection Corporation supplemental report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Independent auditors' report on internal control.
( )	(p)	Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PEX GLOBAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2011

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

PEX GLOBAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2011

PEX GLOBAL, INC.

DECEMBER 31, 2011

CONTENTS

Page

Independent Auditors' Report....1

Financial Statements:

Statement of Financial Condition.... 2

Statement of Operations.... 3

Statement of Changes in Stockholder's Deficit.... 4

Statement of Cash Flows.... 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.... 6

Notes to Financial Statements.... 7-9

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.... 10

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission....11

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....12

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3....13-15

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
PEX Global, Inc.
New York, New York

We have audited the accompanying statement of financial condition of PEX Global, Inc. (a "C" corporation) as of December 31, 2011, and the related statement of operations, changes in stockholder's deficit, cash flows, and changes in liabilities subordinated to claims of general creditors for the fifteen months ended December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PEX Global, Inc. as of December 31, 2011, and the results of its operations and cash flows for the fifteen months then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 22, 2012

PEX GLOBAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	109,011
Prepaid expenses		1,350
Security deposits		6,478
	$	116,839

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES:		
Accrued expenses	$	1,350
Note payable - Subordinated Loan		570,342
Total Liabilities		571,692
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S DEFICIT:		
Additional paid in capital		136,975
Accumulated deficit		(591,828)
Total Stockholder's Deficit		(454,853)
	$	116,839

PEX GLOBAL, INC.

CONFIDENTIAL

STATEMENT OF OPERATIONS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

REVENUES	$	-
OPERATING EXPENSES		
Consulting fees	$	189,093
Professional fees		48,431
Insurance		1,450
Regulatory fees		2,431
Interest		52,230
Rent		20,574
Internet service		5,065
Telephone		3,054
Advertising/promotional		750
Bank charges		690
Office expenses		960
Taxes		325
Education and training		44
Total Operating Expenses		325,097
NET LOSS	$	(325,097)

PEX GLOBAL, INC. **CONFIDENTIAL**

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

Accumulated deficit, October 1, 2010	$	(366,706)
Net loss		(325,097)
Capital contributions		99,975
Accumulated deficit, December 31, 2011	$	(591,828)

PEX GLOBAL, INC. **CONFIDENTIAL**

STATEMENT OF CASH FLOWS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(325,097)
Adjustments to reconcile net loss to		
net cash used for operating activities:		
Prepaid expenses		1,172
Accrued expenses		3,129
Interest payable		52,230
Net Cash Used for Operating Activities		(268,566)
INVESTING ACTIVITIES:		
Capital contributions		99,975
NET DECREASE IN CASH		(168,591)
CASH:		
Beginning of period		277,602
End of period	$	109,011

PEX GLOBAL, INC.

CONFIDENTIAL

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, October 1, 2010	$	518,112
Increase		52,230
Decreases		-
Balance, December 31, 2011	$	570,342

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
PEX Global, Inc. (the "Company" or "PEX") was incorporated on November 4, 2009, in the State of Delaware. On March 1, 2010, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On October 12, 2010, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). As of December 31, 2011, the Company has not engaged in any broker or dealer activity.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Reporting Period:
The Company reports its financial information on a calendar year (December 31). These financial statements reflect the information as of December 31, 2011, and for the fifteen months then ended, the approximate date of FINRA acceptance, through December 31, 2011.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:
The Company utilizes "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Deferred income taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes: (Continued)
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2009 and forward are subject to audit by federal and state jurisdictions. There were no interest and penalties incurred as of December 31, 2011. At December 31, 2011, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2011 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2011 through February 22, 2012, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NOTE PAYABLE - SUBORDINATED LOAN:

On October 14, 2010, the Company entered into a subordinated loan agreement for equity capital with PEX Global, LTD, a related party through common ownership, in the amount of $518,112, payable on October 14, 2013 and bearing interest at 8.25% per annum. Interest accrued for the fifteen month period ended December 31, 2011 amounted to $52,230. This subordinated loan has been accepted by FINRA and is considered a satisfactory subordination agreement pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under this agreement are subordinate to all claims present and future of creditors of the Company arising out of any matter occurring prior to October 14, 2013.

NOTE 3 - COMMITMENTS:

The Company is currently leasing its primary office space on a month to month basis. The lease requires monthly payments of $900.

Total rent expense under all operating leases amounted to $20,574 for the fifteen months ended December 31, 2011.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company's net capital is as follows:

Net capital	$107,661
Net capital requirement	5,000
Excess Net Capital	$102,661
Aggregate indebtedness to net capital	1.25%

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 5 - INCOME TAXES:

The Company has loss carry-forwards which can be used to offset future taxable income. However, management does not believe any of the benefits attributed to the loss carry-forwards to be currently realizable and has recorded a full valuation allowance of approximately $210,000 at December 31, 2011. The loss carry-forwards, which will begin to expire in 2029 through 2031, total approximately $590,000 for federal and state income taxes. Accordingly, the financial statements do not reflect a current and/or deferred charge or benefit.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
PEX Global, Inc.
New York, New York

We have audited the financial statements of PEX Global, Inc. as of December 31, 2011 and for the fifteen months then ended, and have issued our report thereon, dated February 22, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 22, 2012

PEX GLOBAL, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2011
NET CAPITAL:	
Total stockholders' deficit qualified for net capital	$ (454,853)
Add:	
Subordinated note payable to stockholder	570,342
Deductions and charges:	
Nonallowable assets	
Prepaid expenses	(1,350)
Security deposits	(6,478)
NET CAPITAL	$ 107,661
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accrued expenses	$ 1,350
TOTAL AGGREGATE INDEBTEDNESS	$ 1,350
Minimum net capital required Per Rule15c3-1	$ 5,000
Excess net capital	$ 102,661
Net capital in excess of 120% of minimum requirement	$ 101,661
Ratio: aggregate indebtedness to net capital	1.25%
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of December 31, 2011:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 107,661
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 107,661

PEX GLOBAL, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

PEX Global, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

PEX GLOBAL, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2011

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
PEX Global, Inc.
New York, New York

In planning and performing our audit of the financial statements of PEX Global, Inc., Inc. (the "Company") as of and for the fifteen months ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 22, 2012